September 18, 2009

Jessica Livingston

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Bancorp

Form 10-K for Fiscal Year ended December 31, 2008

Form 10-Q for Period ended March 31, 2009

Form 10-Q for Period ended June 30, 2009

File No. 000-33063

Dear Ms. Livingston:

We are in receipt of your letter dated September 4, 2009, providing comments on the referenced filings. Please allow this letter to serve as our request for additional time to respond to your comments. We are in the process of completing our response, but due to scheduling issues involving our independent public accountants, we would like to extend the deadline for our response from September 21 to September 25, 2009.

Should you have any questions, please feel free to contact me at (559) 782-4900.

Sincerely,

/s/ Kenneth R. Taylor
Kenneth R. Taylor
CFO & Chief Accounting Officer